Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus and Prospectus Supplement of Alpine Immune Sciences, Inc. for the registration of various securities for an aggregate offering price of up to $400,000,000 that may be issued from time to time in one or more offerings and to the incorporation by reference therein of our report dated March 23, 2023, with respect to the consolidated financial statements of Alpine Immune Sciences, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Seattle, Washington
April 28, 2023